UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No._)

 USQ Core Real Estate Fund

(Name of Issuer)

 Class IS

(Title of Class of Securities)

90351Y200

(CUSIP Number)

Keith Downing, 235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348. (484) 731-0033

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 9/27/2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule l3D, and is filing this schedule because of 240.13d-l(e),  240.13d-l(f)  or  240.13d- l (g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the  liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

{WLMLAW W0010741.DOC}

SCHEDULE l3D

CUSIPNo.	90351Y200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Chatham Financial Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSl-llP OR PLACE OF ORGANIZATION Delaware, USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,000
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (I I) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (I!) 100%
14	TYPE OF REPORTING PERSON (See Instructions) co

{WLMLAW WOOI074l.DOC)

Item 1. Security and Issuer

USQ Core Real Estate Fund Class IS

235 Whitehorse Lane, Suite 200

Kennett Square, PA 19348

Item 2.   Identity and Background

(a)	Chatham Financial Corp.

(b)	235 Whitehorse Lane, Suite 200, Kennett Square, PA 19348

(c)	n/a

(d)	The Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the past five years.

(e)
The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

(f)	Chatham Financial Corp. is a Pennsylvania corporation

Item 3.   Source and Amount of Funds or Other Considerations

The funds used to purchase the shares of USQ Core Real Estate Fund were from existing available operating capital of Chatham Financial Corp.

Item 4.   Purpose of Transaction

Seed investment in USQ Core Real Estate Fund

Item 5. Interest in Securities of the Issuer (a) 4,000  shares; 100%

(b)	4,000 shares

(c)	Purchase 572,000 shares at $25.00 NAV directly from the USQ Core Real Estate Fund

(d)	n/a

(e)	n/a

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Chatham Financial Corp. is the sole shareholder of Union Square Capital Partners, LLC, which serves as the adviser to the USQ Core Real Estate Fund. This investment by CFC Investments Corp. in the USQ Core Real Estate Fund is the initial the seed money required to launch the USQ Core Real Estate Fund.

Item 7. Material to Be Filed as Exhibits Signature

After reasonable inquiry and to the best of my knowledge  and  belief,  I certify  that  the  information  set forth  in this statement  is true, complete  and correct.

9/27/2017
Dated

/s/ Matthew Henry
Signature

Matthew Henry, Managing Director
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).